NEWS RELEASE

ALDA Completes Product Acquisition Agreement

September 11, 2012 - Vancouver, British Columbia, Canada: Pharmaceuticals Corp. (the “Company” or “ALDA”) announces that an Agreement between the Company and Canagen Pharmaceuticals Inc.  (“Canagen”) of Richmond, B.C. (an arm’s-length party)  to acquire Pedia- Safe POLYVITAMIN DROPS (“Pedia-Safe”) and the concomitant global sales and marketing rights to the product, excluding China and India, has been completed. The Agreement provides for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.10 per share. This transaction will not result in a change of control or in the creation of new insiders.

The Pedia-Safe acquisition is subject to TSX Venture Exchange approval.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-689-8383

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.